Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Fiscal Year Ended December 31,				Period from September 3, 2013 (Inception) to
	2017	2016	2015	2014	December 31, 2013
Loss from continuing operations	$(120,324)	(97,183)	(72,900)	(13,685)	(1,785)
Add back: Fixed charges	3,338	466	156	34	—
Total loss from continuing operations	(116,986)	(96,717)	(72,744)	(13,651)	(1,785)

Fixed charges:
Interest expense:	$3,338	466	156	34	—
Ratios of earnings to fixed charges	*	*	*	*	*
Deficiency (1)	$(120,324)	(97,183)	(72,900)	(13,685)	(1,785)

*Less than one to one coverage

(1) Losses in each period. Earnings insufficient to cover fixed charges by the amounts indicated.